
st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

25 July 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coc





Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- St.George Launches Fixed Rate Bond Issue
- St.George Fixed Bond Rate Priced

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Michael Bowan
General Counsel and Secretary

dlw 8/5

news release


st.george

24 July 2003
RE040703

ST.GEORGE LAUNCHES FIXED RATE BOND ISSUE

St.George Bank Limited announced today the launch of a $300 million Fixed Rate Transferable Deposits ("FRTDs") issue. The FRTD's will mature on 15 November 2006, and, with a coupon of 5.00% will be fungible with St.George's existing issue of $300 million. Pricing is expected to occur on Friday, 25 July.

The issue will feature St.George Bank as Lead Manager with UBS and SG Australia as Co-Managers. The issue of FRTDs consolidates St.George's strategy of maintaining a yield curve of large, liquid benchmark issues.

Media Contact: Jeff Sheehan, Chief Manager, Capital Markets
Tel: 02 9320 5510

news
RETHINK


st.george

release

25 July 2003
RE050703

ST.GEORGE FIXED RATE BOND PRICED

St.George Bank Limited announces the pricing today of its $300 million Fixed Rate Transferable Deposits ("FRTDs") issue. The issue was priced at a margin of 45 basis points over the November 2006 Commonwealth Government Bond, offering a yield of 5.185 % to investors. This is equivalent to 21 basis points over swap. The coupon is 5.00%.

The FRTDs mature on 15 November 2006 and will be settled on 30 July 2003. The issue was Lead Managed by St.George, with SG Australia and UBS as Co-Managers.

The issue consolidates St.George's strategy of establishing an Australian dollar yield curve of liquid benchmark issues as it is fungible with a $300 million 15 November 2006 issue completed in February 2003.

St.George is rated A by Standard & Poor's, A2 by Moody's Investors Services and A+ by Fitch Ratings.

Media Contact:

Jeff Sheehan
Chief Manager, Capital Markets
Tel: 02 9320 5510
Mobile: 0412 251 194